
MICROTEL BY WYNDHAM

# Additional Support

## Broad Support for a Standalone Wyndham

### FRANCHISEES

AAHOA Statement on Choice Hotels' Full Slate of Nominees for Wyndham Board
January 24, 2024

AAHOA Proposed Merger Survey
December 13, 2023

Letter from Rivett Group President and Chief Operating Officer, Harvey Jewett
November 28, 2023

AAHOA Expresses High Concerns Over Possible Merger of Choice Hotels and Wyndham
October 17, 2023

### MEDIA

Choice/Wyndham: Four State AGs Request Companies' Permission to Receive Information on Hostile Bid
The Capitol Forum | January 19, 2024

> Choice Hotels International's $8 billion hostile takeover of rival Wyndham Hotels & Resorts has triggered requests from the offices of four state attorneys general... State antitrust enforcers have been flexing their legal muscle to prevent mergers and conduct they determine are anticompetitive."

Choice, Wyndham merger actually succeeding leaves some scratching their heads
HOTELS Magazine | January 7, 2024

> One source, involved with FTC and antitrust cases for more than two decades, told HOTELS that "this is among the simplest antitrust cases I have ever encountered," incredulous that Choice was even trying."

Hotel Owners Push Back on Merger of National Brands
New York Times | December 21, 2023

> The views of hotel owners could become a hurdle for Choice as it seeks approval for a merger from the Federal Trade Commission, which has taken an interest in franchising as evidence has mounted that the economic and legal relationship has increasingly tilted in favor of brand owners and away from franchisees."

Wyndham Urges Shareholders to Reject Rival's Hostile Bid
The Deal | December 18, 2023

> "Our ratings on both [companies] speak for themselves... Wyndham has a growth and value creation plan that we approve of, which compares favorably to Choice," [Jefferies managing director David Katz] added."

Wyndham Urges Shareholders to Refuse Choice bid
HOTELS Magazine | December 18, 2023

> Choice Hotels' own financial advisor, Moelis & Company, raised the point during a recent conference focused on mergers & acquisitions and hosted by the Practising Law Institute. During one panel, Anton Sahazizian, global head of M&A for Moelis, presented a slide titled: "Hostile Tender Offers Typically Avoided by Acquirers." It showed that since 2019 there have been 98 unsolicited offers made with an enterprise value above $1 billion. Of those, 10 became hostile, meaning the target rejected the bid. Subsequently, of those 10, four went to a hostile tender offer and none of those closed."

Wyndham franchisees question possible Choice merger, association says
Reuters | December 13, 2023

> About 80% of Wyndham franchisee respondents said a tie-up would hurt their business and about 60% said they would terminate their contract in the event of a merger if they had the option."

Choice Hotels takes a vacation from reality
Reuters Breakingviews | November 22, 2023

> Despite its name, Choice Hotels Internationals seems to be making some dubious choices."

## EQUITY ANALYSTS

“We believe the proposed deal presents regulatory, strategic, as well as financial risks. The combined entity would have outsized presence in the economy and midscale segments (50%+) which should lead to prolonged antitrust investigation. As well, an acquisition of WH is not consistent with CHH’s stated strategic direction towards growing into higher-priced segments of the markets, including its acquisition of Radisson in 2022 and the development of the Cambria brand. Lastly, the execution of the deal would increase CHH’s leverage to unprecedented levels of 5.25X, which would take approximately two years to return to the corporate stated target of 3-4X, according to its most recent presentation.”

David Katz, Rita Chen, Nikhil Gunderia, Ara Masias

Jefferies | January 1, 2024

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“Investor inbounds to today’s announcement, the investor presentation, and filing were mixed, with perhaps unfulfilled hope that CHH would sweeten the previous WH offer... Today’s stock reaction to WH (down 1.3% versus CHH -1.9% and S&P +0.5%) suggests to us that today’s announcement without a superior offer was a disappointment to some investors.”

C. Patrick Scholes

Truist | December 13, 2023

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“We believe WH is better positioned as a standalone given improving fundamentals in room growth and international opportunity.”

Stephen Grambling, Matthew Amegadzie, Nicholas DeValeria

Morgan Stanley | December 7, 2023

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“Our take is that the risks to the business and the deal value over a timeframe that is provided up to two years are not compensated for by the 6% fee.”

David Katz, Rita Chen, Nikhil Gunderia, Ara Masias

Jefferies | November 21, 2023

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“We think it is highly unlikely that CHH can offer what WH would deem as a satisfactory value. We still think WH can grind higher on fundamentals, with mid-single digit plus EBITDA growth potential, complemented by attractive free cash flow generation and low balance sheet leverage, which should augment its growth and support accelerating capital return to shareholders.”

Joe Greff

J.P. Morgan | October 26, 2023

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“While we believe the combined company would yield scale benefits, we continue to see hurdles to the deal ultimately being approved by shareholders and the FTC. Despite the overhang of the CHH bid, WH’s development continues to grow, showcasing that the company’s brand is resonating with owners.”

Dan Wasiolek

Morningstar | October 25, 2023

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“Given CHH’s history of inorganic growth, an over-levered balance sheet could constrain the pro forma company’s capital-allocation strategy and limit growth opportunities. In addition, higher cost of debt could mean increased cash outflows that outweigh synergies in the near term.”

Stephen Grambling, Matthew Amegadzie, Nicholas DeValeria

Morgan Stanley | October 17, 2023

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“While some investors have disagreed of the impact of AAHOA’s views, we do not take it lightly that a representative of many of CHH and WH’s franchisees is publicly opposed to the deal and calling for federal government involvement.”

C. Patrick Scholes

Truist | October 17, 2023

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Note: Permission to use equity analyst and media quotes neither sought nor obtained.

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